PROSPECTUS SUPPLEMENT                                         File No. 333-80813
Filed Pursuant to Rule 424(b)(2)
Under the Securities Act of 1933


                               PHARMOS CORPORATION

                        1,000,000 Shares of Common Stock

     This prospectus may be used only in connection with the sale of 1,000,000 shares of common stock, par value $.03 per share, of Pharmos Corporation, a Nevada corporation, to Yozma Venture Capital Ltd., an Israeli corporation, at a price of $2.50 per share (an aggregate of $2,500,000).

     Pharmos's common stock is traded on the over-the-counter market and is quoted on the Nasdaq SmallCap Market under the symbol "PARS." The closing price of the common stock on February 7, 2000 was $2.96875.


                                 USE OF PROCEEDS

     The proceeds from the sale by Pharmos of shares covered by this prospectus supplement will be $2,500,000. Pharmos will use these proceeds primarily for research and product development activities, conducting preclinical studies and clinical trials, and purchasing equipment.


                              PLAN OF DISTRIBUTION

     The transaction covered by this prospectus supplement is the sale of 1,000,000 shares of Pharmos common stock to Yozma Venture Capital Ltd. based upon a Subscription Agreement dated February 8, 2000. Yozma Venture Capital Ltd. has represented in the Subscription Agreement that it is purchasing the Pharmos shares as principal for its own account and has no present arrangements or obligations to sell any of the shares to any other non-affiliated person. Pharmos did not engage any underwriter or placement agent in connection with this sale.


           The date of this prospectus supplement is February 9, 2000.